Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

August 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    Alan Campbell

Re:	IGM Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-258644

Acceleration Request
Requested Date: Thursday, August 19, 2021
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IGM Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-258644) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

August 17, 2021

Sincerely,

IGM BIOSCIENCES, INC.

/s/ Misbah Tahir

Misbah Tahir

Chief Financial Officer

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Paul Graffagnino, IGM Biosciences, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.